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                                                                    EXHIBIT 23.2
                               ACCOUNTANTS CONSENT

CoolBrands International Inc.

     We hereby consent to the use of our report dated November 25, 2003 included in the Annual Report on Form 40-F of CoolBrands International Inc. for the fiscal year ended August 31, 2003.


/s/ BDO Dunwoody LLP
----------------------------
BDO Dunwoody LLP

Toronto Ontario

January 23, 2004